UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              AMENDMENT NO. 19 (Final Amendment)
                                     to
                                SCHEDULE TO
                           TENDER OFFER STATEMENT
                   Under Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934
                                    and
                              AMENDMENT NO. 18
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             BAAN COMPANY N.V.
                     (Name of Subject Company (Issuer))
                    INVENSYS HOLDINGS LIMITED (Offeror)
                               INVENSYS B.V.
                         INVENSYS HOLDINGS B.V. and
                                INVENSYS PLC
                          (Name of Filing Persons)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)
                                NO 8044 10 4
                               (CUSIP Number)
                               James C. Bays
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:
                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980

                         CALCULATION OF FILING FEE

 Transaction Valuation*       Not Applicable       Amount Of Filing Fee         Not Applicable

| | CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                  Not Applicable
Form or Registration No.:                Not Applicable
Filing Party:                            Not Applicable
Date Filed:                              Not Applicable

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                      AMENDMENT NO. 19 TO SCHEDULE TO
                   AND AMENDMENT NO. 18 TO SCHEDULE 13D

          This Tender offer Statement Amendment No. 19 on Schedule TO ("Amendment No. 19") and Amendment No. 18 to Schedule 13D ("Amendment No. 18") relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG 0.06 of Baan Company N.V. (the "Company"), a corporation organized under the laws of The Netherlands at a price of Euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to Purchase dated June 14, 2000, as amended (the "Offer to Purchase").

          On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror.

          This Amendment No. 19 and Amendment No. 18 supplements and amends information contained in the Tender Offer Statement on Schedule TO originally filed on June 14, 2000, as amended and in the Schedule 13D originally filed on June 9, 2000, as amended.

          Section 1 of the Offer to Purchase and Item 4 of the Schedule 13D are hereby amended and supplemented to add the following information thereto:

          On Tuesday, August 29, 2000, the Subsequent Offering Period expired. Based on the information provided by the Depositaries, approximately 22,540,420 Shares (including approximately 1,057,251 Shares by guaranteed delivery) were validly tendered during the Subsequent Offering Period. In aggregate, Offeror has acquired an aggregate of approximately 148,743,608 Shares in the Offer (including shares delivered by guaranteed delivery), comprised of 126,203,188 Shares that were tendered in the initial offering period and 22,540,420 Shares that were tendered in the Subsequent Offering Period. The Shares acquired in the Offer, together with Shares otherwise acquired by Offeror, give Offeror present beneficial ownership of approximately 215,062,544 Shares, or approximately 80.4% of the total Shares outstanding.

          Item 12: Materials Filed as Exhibits

     Schedule 13D          Schedule TO
     Exhibit               Exhibit Number          Title
     ------------          --------------          -----
       L                   (a)(5)(i)               Press Release Dated
                                                   August 30, 2000

                                 SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2000

                          INVENSYS HOLDINGS LIMITED

                          By:   /s/James C. Bays
                                --------------------------
                                Name:  James C. Bays
                                Title:   Director

                          INVENSYS PLC, on behalf of itself and of INVENSYS B.V.i.o. and INVENSYS
                          HOLDINGS B.V.i.o.


                          By:   /s/James C. Bays
                                --------------------------
                                Name:  James C. Bays
                                Title: Attorney-in-fact